OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2023	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68278

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                                    MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brevan Howard US LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Ave., 9th Floor
_____
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Portnoff   (212)-751-4422
                                                            (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company
_____
(Name -- *if individual, state last, first, middle name*)

529 5th Ave   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Portnoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brevan Howard US LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer / FINOP

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Table of Contents



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Brevan Howard US LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brevan Howard US LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Brevan Howard US LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brevan Howard US LLC's management. Our responsibility is to express an opinion on Brevan Howard US LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Brevan Howard US LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Brevan Howard US LLC's auditor since 2018.
New York, New York
February 18, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

BREVAN HOWARD US LLC

(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2020

Assets

Assets:		
Cash and cash equivalents	$	3,361,522
Accounts receivable		526,885
Prepaid expenses		54,028
Total Assets	$	3,942,435

Liabilities and Member's capital

Liabilities:		
Accrued compensation and benefits	$	999,283
Accounts payable and other accrued expenses		137,766
Total Liabilities		1,137,049
Commitments (note 4)		
Member's capital		2,805,386
Total Liabilities and Member's capital	$	3,942,435

See accompanying notes to financial statement.

(1) Organization and General

Brevan Howard US LLC ("BHUSLLC" or "Company"), was formed as a limited liability company under the laws of the State of Delaware on June 2, 2008. BHUSLLC is a wholly owned subsidiary of Brevan Howard BD Holdings Limited ("BHBDHL"), a company incorporated with limited liability under the laws of the Cayman Islands. BHUSLLC is an indirect, wholly owned subsidiary of Brevan Howard Capital Management LP ("BHCMLP" or "Parent"), a limited partnership established under the laws of Jersey, Channel Islands. Effective January 1, 2015, BHBDHL became a wholly owned subsidiary of Brevan Howard US Investment Management LP ("BHUSIM"). The Company conducts business as a limited purpose broker-dealer by acting as a private placement agent in connection with the offering and sales of interests in offshore and domestic collective, or pooled, investment funds. The Company is registered under the Securities Exchange Act of 1934 and applicable state law, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

(2) Summary of Significant Accounting Policies

This financial statement has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

(a) Use of Estimates

The preparation of financial statement requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue from Contracts with Customers

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of December 31, 2020, there were receivables of $526,885 reported in the Statement of Financial Condition of which $477,987 was due from BH-DG Systematic Trading LLP and the remainder was due from BHCMLP.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (if that right is conditional on something other than passage of time) and are derecognized when it either becomes a receivable or the cash is received. As of December 31, 2020, the Company had no contract assets.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. Contract liabilities are reported as deferred revenue on the Statement of Financial Condition. As of December 31, 2020, the Company had no contract liabilities.

(c) Income Taxes

On January 1, 2020, the Company adopted Accounting Standards Update ("ASU") No. 2019-12 (Topic 740), which simplifies the accounting for legal entities not subject to tax. The Company is a single member limited liability company, and accordingly is a disregarded entity for income tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal, state, or local income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2016.

In accordance with Accounting Standards Codification ("ASC") 740, Income Taxes, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that there were no uncertain tax positions that would have a material effect on the financial statements as of December 31, 2020.

(d) Cash and Cash Equivalents

The Company defines cash and cash equivalents as short term, highly liquid securities and interest earning deposits with original maturities of three months or less, at the time of purchase. The Company had $113,157 in cash equivalents at December 31, 2020.

(e) Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts with one bank whose balances often exceed federally insured limits.

(f) Fixed Assets

Fixed assets, which have been fully depreciated, are included on the Statement of Financial Condition at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets, which range from three to five years. Maintenance and repairs are charged to expense as incurred.

(g) Recently Adopted Accounting Standards

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) ("ASU No. 2016-13"). The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, FASB has issued several updates to the original ASU.

(g)   *Recently Adopted Accounting Standards (continued)*

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized.

The Company adopted ASU No. 2016-13 on January 1, 2020 on a modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings. The Company determined that its receivable from BHDG totaling $477,987 as of December 31, 2020 and cash and cash equivalents were the only items in scope of the new guidance. In consideration of the historical loss-rate of zero since inception for these asset classes, while considering other current and future economic conditions the Company assessed the risk of default from these counter parties to be virtually non-existent and considers any resultant allowance to be not material to the users of these financials statements. The Company will continue to evaluate the appropriateness of a credit loss allowance on these financial assets receivable as facts and circumstances may evolve.

(h)   *Employee Costs*

Discretionary bonuses to staff for services in 2020 are recognized as accrued compensation and benefits on the Statement of Financial Condition.

(3) Cash and Cash Equivalents

At December 31, 2020, the Company's cash is comprised of bank and money market account deposits in the amount of $3,361,522 of which $250,000 is federally insured.

(4) Commitments

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

(5) Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

(6) Related-Party Transactions

Placement Fees

As of December 31, 2020, the Company had a receivable of $48,898 due from BHCMLP for the balance of its December placement fee. The Company also earned Placement Fees under the Placement Agreement with BH-DG Systematic Trading LLP of which $477,987 was receivable at December 31, 2020.

(7) Net Capital

The Company, as a registered broker dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3 1). As of October 2, 2017, FINRA approved the Company maintain a minimum net capital requirement of $5,000 (or 6.67% of aggregate liabilities) pursuant to Rule 15c3-1. As of December 31, 2020, the Company had net capital of $2,224,473 and excess net capital of $2,148,670. The Company was in compliance with the requirements of the Net Capital Rule at all times during the year.

The Company's business activities are limited to those of a Capital Acquisition Broker and therefore, the Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

(8) Retirement Plan

The Company offers participation in a retirement plan to all eligible employees to which it makes Safe Harbor Contributions.

(9) Risks and Uncertainties

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(10) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date this financial statement was available to be issued.